

Mail Stop 3030

January 15, 2010

Corporation Service Company
As Agent for Service for
China Electric Motor, Inc.
2711 Centerville Road
Suite 400
Wilmington, DE 19808

> **Re: China Electric Motor, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 11, 2010**
> **File No. 333-162459**

Dear Sir/Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We may have further comments when you file an amendment which includes all exhibits.

2.   Please tell us why the registrant changed underwriters so late in the offering process.

3.   Please ensure that we receive confirmation from FINRA that it has reviewed the underwriting terms and has no unresolved issues prior to acceleration of the effectiveness of this registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Thomas J. Poletti, Esq.